FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3029

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces a 45% increase in net Earnings for the Year ended December 31, 2013 and a 51% increase in net Earnings for the Quarter ended December 31, 2013

Boca Raton, Fla. — February 10, 2014—(NASDAQ Global Select: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $6.9 million ($0.20 per share) for the year ended December 31, 2013 as compared to net income of $4.7 million ($0.14 per share) for the year ended December 31, 2012.

1st United had net income of $2.6 million ($0.08 per share) for the three months ended December 31, 2013, compared to net income of $1.7 million ($0.05 per share) for the three months ended December 31, 2012.

Highlights for the three months and year ended December 31, 2013 are as follows:

Financial Condition

  Total assets at December 31, 2013 grew by $276.5 million to $1.85 billion, as compared to approximately $1.57 billion at December 31, 2012. The increase for the year was substantially a result of the acquisition of Enterprise Bancorp, Inc. (“Enterprise”) on July 1, 2013 which added $159.2 million in loans and $4.0 million in securities available for sale. For the quarter ended December 31, 2013, 1st United had $12.1 million of net organic loan growth.
  1st United recorded goodwill of approximately $5.5 million as a result of the Enterprise acquisition.
  Total deposits at December 31, 2013 were $1.55 billion as compared to $1.30 billion at December 31, 2012, an increase of $244.9 million. The change was due to the acquisition of $177.2 million of deposits from the Enterprise acquisition and a customer deposit of $128.0 million received December 2013 and withdrawn January 2014, offset by anticipated runoff of acquired higher cost time deposit and money market accounts. Non-interest bearing deposits were approximately 34% of total deposits at December 31, 2013, as compared to 33% at December 31, 2012.
  Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at December 31, 2013 were 15.47%, 14.61% and 9.66%, respectively, and exceeded all regulatory requirements for “well capitalized.”
  The Company paid a cash dividend of $0.01 per share in November of 2013 and declared a special dividend of $0.10 to holders of common shares in December 2013 that was paid in January 2014.

Asset Quality

  Total non-performing assets were $34.4 million (1.87% of total assets) at December 31, 2013 representing a decrease of $3.8 million from September 30, 2013 balances of $38.2 million (2.23% of total assets). Total non-performing assets were $42.9 million at December 31, 2012 (2.74% of total assets).
  Included in the $34.4 million in non-performing assets at December 31, 2013 were $17.6 million of assets covered under FDIC loss sharing agreements of which approximately $1.1 million are assets under agreements to sell at no additional loss which are anticipated closing during the first quarter of 2014.
  Non-performing assets not covered under FDIC loss share agreements were $16.8 million at December 31, 2013 (0.91% of total assets); $18.9 million at September 30, 2013 (1.10% of total assets) and $18.3 million (1.17% of total assets) at December 31, 2012.
  Classified loans (substandard and special mention) decreased by $5.2 million from $64.7 million at September 30, 2013 to $59.5 million at December 31, 2013. Since December 31, 2012, total classified assets have decreased by $31.8 million.

Operating Results – Quarter Ended December 31, 2013

Net income was $2.6 million for the quarter ended December 31, 2013:

  The net interest margin was 5.42% for the quarter ended December 31, 2013. The margin was positively impacted by the resolution of acquired assets above discounted purchase price and changes in cash flows of assets covered under FDIC loss sharing agreements by $5.0 million or 129 basis points. Exclusive of this, 1st United’s net interest margin would have been approximately 4.13%.
  The provision for loan losses was $780,000 for the quarter ended December 31, 2013.
  Net gains on the sale of other real estate of $120,000 were realized for the quarter ended December 31, 2013.
  A charge of approximately $4.7 million was recorded during the quarter related to the increased cash flows and the resolution, including sales, payoffs and transfers to other real estate owned, of assets covered under FDIC loss sharing agreements, including approximately $102,000 related to other real estate, which reduced the FDIC loss share receivable.
  Non-interest expense for the quarter ended December 31, 2013 included a charge of $178,000 related to the write-off of computer equipment which was replaced and $359,000 related to write-downs to other real estate owned due to updated appraisals.

2

Operating Results – Year Ended December 31, 2013

Net income was $6.9 million for the year ended December 31, 2013:

  The net interest margin was 5.29% for the year ended December 31, 2013. Inclusive within the margin for the year ended December 31, 2013 was $16.2 million or 113 basis points related to the resolutions of acquired assets above discounted purchase price and changes in cash flows of assets covered under FDIC loss sharing agreement. Exclusive of this, 1st United’s net interest margin would have been approximately 4.16% for the year ended December 31, 2013.
  The provision for loan losses was $3.5 million for the year ended December 31, 2013.
  Net gains on the sale of other real estate of $1.1 million were realized for year ended December 31, 2013. Substantially all of the gain related to assets covered by loss sharing agreements.
  Gains on the sale of securities of $824,000 were realized for the year ended December 31, 2013.
  A charge of $15.8 million, which was recorded during the year ended December 31, 2013, related to the increased cash flows and the resolutions, including sales, payoffs charge-offs and transfers to other real estate owned, of assets covered under FDIC loss sharing agreements, including approximately $1.0 million related to other real estate, which reduced the FDIC loss share receivable.
  Merger reorganization expenses of $1.7 million were incurred with respect to the merger and integration of Enterprise during the year ended December 31, 2013. Merger reorganization expenses primarily included personnel, information technology and facilities costs.
  During the year, 1st United decided to close two branch locations, one in South Florida and one on the west coast of Florida. 1st United took a charge of $650,000 related to the termination of leases, write-off of fixed assets and severance. The banking centers were closed in January 2014 and October 2013, respectively. Additionally, 1st United took a charge of $178,000 during the quarter ended December 31, 2013 for the disposal of computer equipment which was no longer in use.
  During the year ended December 31, 2013, 1st United incurred write-downs to other real estate owned of $1.1 million due to updated appraised values which are included in other real estate expenses. This compared to $340,000 for the year ended December 31, 2012.

3

Management Comments:

“We are pleased with the strength and quality of our $1.85 billion asset enterprise at December 31, 2013,” said Warren S. Orlando, Chairman. “With the closure of one banking center in South Florida in early January 2014, we have 21 banking centers in Florida with the majority of them in major growth areas. We continue to believe that our strong capital base, liquidity and overall financial strength will allow us the opportunity to continue to expand both organically as well as through potential acquisitions.”

“Our earnings were $2.6 million for the quarter ended December 31, 2013. Our margin continues to remain strong and is driven by our core deposits and low cost of funds. We had approximately 34% of our total deposits comprised of non-interest bearing deposits at December 31, 2013. Our new loan pipeline remains strong. We had net organic growth for the year and are optimistic this trend will continue into 2014” said Rudy E. Schupp, Chief Executive Officer. “We continue to see new loan production in each of the markets we are serving.”

“We are encouraged with the continued improvement in non-loss share, non-performing assets during the quarter and year ended December 31, 2013, with reductions of $2.1 million and $1.5 million, respectively. Our non-loss share non-performing asset ratio was reduced to 0.91% of total assets as compared to 1.10% at September 30, 2013 and 1.17% at December 31, 2012. We are also seeing continued improvement in classified assets. We remain vigilant and will continue to monitor asset quality and act quickly to resolve problem assets as they are identified,” said John Marino, President and Chief Financial Officer.

For interested persons, 1st United will be hosting an investor call to review the year end results at 11:00 a.m. Eastern Standard Time on February 11, 2014. The number for the conference call is (800) 857-9849 (Passcode: 3183056). A replay of the conference call will be available beginning the evening of February 11, 2014 until February 24, 2014 by dialing (866) 448-4803 (domestic), using the passcode 21114.

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which operates 21 branches in South and Central Florida, including Brevard, Broward, Hillsborough, Indian River, Miami-Dade, Orange, Palm Beach, and Pinellas Counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3431. 1st United’s stock is listed on the NASDAQ Global Select Market under the symbol “FUBC”.

4

Forward Looking

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to comply with the terms of loss sharing agreements with the FDIC; legislative and regulatory changes, including the Dodd-Frank Wall Street Reform, Consumer Protection Act and Basel III; our ability to integrate the business and operations of companies and banks that we have acquired and those that we may acquire in the future; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the effects of security breaches and computer viruses that may affect our computer systems; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision and the FDIC loss share receivable; the failure to achieve expected gains, revenue growth, and/or expense savings from past and future acquisitions; the frequency and magnitude of foreclosure of our loans; increased competition and its effect on pricing including the impact on our net interest margin from repeal of Regulation Q; our customers’ willingness to make timely payments on their loans; changes in securities and real estate markets; changes in monetary and fiscal policies of the U.S. Government; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; our need and our ability to incur additional debt or equity financing; the effects of harsh weather conditions, including hurricanes, and man-made disasters; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; technological changes; negative publicity and the impact on our reputation; changes in consumer spending and saving habits; changes in accounting principles, policies, practices or guidelines; limited trading activity of our common stock; the concentration of ownership of our common stock; our ability to retain key members of management; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; other risks described from time to time in our filings with the Securities and Exchange Commission; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

5

	For the three month period ended December 31,
	2013	2012
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$21,964	$18,612
Interest expense	981	1,123
Net interest income	20,983	17,489
Provision for loan losses	780	900
Net interest income after provision for loan losses	20,203	16,589

Net gains on sales of OREO	120	305
Adjustment to FDIC loss share receivable	(4,673)	(3,221)
Other non-interest income	1,304	1,248
Total non-interest income	(3,249)	(1,668)

Salaries and employee benefits	6,195	6,199
Occupancy and equipment	1,987	1,936
Disposal of banking centers and equipment	178	—
Other non-interest expense	4,414	4,058
Total non-interest expense	12,774	12,193

Income before taxes	4,180	2,728
Income tax expense	1,576	1,001
Net income	$2,604	$1,727

PER SHARE DATA
Basic and diluted earnings per share	$0.08	$0.05

SELECTED OPERATING RATIOS
Return on average assets	0.59%	0.44%
Return on average shareholders’ equity	4.38%	2.85%
Net interest margin	5.42%	5.21%

Average assets	$1,762,533	$1,553,736
Average shareholders’ equity	$235,714	$240,278

6

	For the year ended December 31,
	2013	2012
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$79,750	$72,849
Interest expense	3,790	5,313
Net interest income	75,960	67,536
Provision for loan losses	3,475	6,350
Net interest income after provision for loan losses	72,485	61,186

Net gains on the sale of securities	824	1,673
Net gains on sales of OREO	1,133	3,278
Adjustment to FDIC loss share receivable	(15,250)	(12,488)
Other non-interest income	5,043	4,871
Total non-interest income	(8,250)	(2,666)

Salaries and employee benefits	25,023	24,303
Occupancy and equipment	8,100	7,958
Merger reorganization expense	1,745	1,784
Disposal of banking centers and equipment	828	—
Other non-interest expense	17,576	16,939
Total non-interest expense	53,272	50,984

Income before taxes	10,963	7,536
Income tax expense	4,092	2,808
Net income	$6,871	$4,728

PER SHARE DATA
Basic and diluted earnings per share	$0.20	$0.14

SELECTED OPERATING RATIOS
Return on average assets	0.41%	0.31%
Return on average shareholders’ equity	2.91%	2.03%
Net interest margin	5.29%	5.13%

Average assets	$1,656,488	$1,532,291
Average shareholders’ equity	$236,151	$233,112

7

SELECT FINANCIAL DATA (unaudited)	December 31, 2013	December 31, 2012
	(Amounts in thousands, except per share data)

BALANCE SHEET DATA
Total assets	$1,845,113	$1,568,612
Gross loans	1,133,980	913,168
Allowance for loan losses	9,648	9,788
Net loans	1,124,571	903,600
Cash and cash equivalents	198,221	207,117
Securities available for sale	327,961	260,122
Other real estate owned	18,580	19,529
Goodwill and other intangible assets	67,798	61,767
FDIC loss share receivable	29,331	48,568
Deposits	1,547,913	1,303,022
Non-interest bearing deposits	526,311	426,968
Shareholders’ equity	230,108	236,690

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	12.47%	15.09%
Non-accrual and loans past due greater than 90 days loans/total loans	1.40%	2.56%
Allowance for loan losses/total loans	0.85%	1.07%
Allowance for loan losses/non-accrual loans	60.92%	41.80%
Leverage ratio	9.66%	11.44%
Tier 1 risk based capital	14.61%	21.21%
Total risk based capital	15.47%	22.43%
Book value per share	$6.71	$6.95
Number of shares of outstanding common stock	34,288,841	34,070,270

8